VIA EDGAR

April 17, 2019

Mitchell Austin, Staff Attorney

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

RE:    Re: Nowigence Inc.

Offering Statement on Form 1-A

Filed March 6, 2019

File No. 024-10957

Dear Mr. Austin,

On behalf of Nowigence Inc., (the “Company”) we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-qualification Amendment No. 1 (“Amendment No. 1”) to the above-referenced Form 1-A. The Form 1-A has been revised in response to the comments of the staff of the Commission (the “Staff”) and to reflect certain other changes. For the convenience of the Staff, we are providing a copy of this letter and Amendment No. 1 via EDGAR to reflect changes to the Form 1-A filed on March 6, 2019.

In addition, we are providing the following responses to your comment letter, dated April 2, 2017, regarding Form 1-A. To assist your review, we have retyped the text of the Staff’s comments in bold and italics as well as our responses below. The responses and information described below are based upon information provided to us by the Company.

Form 1-A filed March 6, 2019

General

1. Please provide us with an analysis that supports your belief that your principal place of business is in the United States or Canada, such that the company is eligible to conduct a Regulation A offering. In this regard, it appears that Nowigence India Private Limited, your wholly-owned Indian subsidiary, accounted for substantially all of your fiscal 2018 revenues. See Rule 251(b)(1) of Regulation A and, for additional guidance, consider Question 182.03 of our Securities Act Rules Compliance and Disclosure Interpretations.https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm..

Response:

Nowigence to be eligible for the Regulation A exemption, an issuer’s “principal place of business” must be within the United States or Canada. An issuer will be considered to have its principal place of business in the United States or Canada for the purposes of determining eligibility under Rule 251(b) if its officers, partners or managers primarily direct, control and coordinate the issuer’s activities from the United States or Canada, even if the issuer’s business primarily involves operations outside the United States or Canada.

An issuer will be considered to have its “principal place of business” in the United States or Canada for purposes of determining eligibility to use Regulation A+ if its officers, partners or managers primarily direct, control and coordinate the issuer’s activities from the United States or Canada.

The issuer Nowigence is an independent entity organized in 2011 in the State of New York, USA and its principal place of business is in the state of New York, furthermore Nowigence India Private Limited in newly formed in November 2016. The issuer establishment in 2011 in the State of New York, the chairman Mr.  Anoop Bhatia and the Management principle place of business is in Albany, New York since inception, and they are in direct control and coordination of Nowigence’s activities from the said location, for the purposes of determining eligibility  to use Reg A+ exemption, officers, partners or managers primarily direct, control and coordinate the issuer’s activities from the United States or Canada which is the case with Nowigence since 2011, regardless of whether or not the issue’s business primarily involves operations outside the United States or Canada which is not even the case here. Nowigence the issuer has been independent since inception, and its place of business in Albany, New York. Nowigence India Private Limited is newly formed in November 2016 but started its operations in Feb 2017, and was acquired by the issuer towards the end of 2018. However, Nowigence the issuer has a significant operation and generates revenue of $49,950 from the United States in 2018 and looking to expand its market footprint in the US.

“Question 182.03

Question: Would a company with headquarters that are located within the United States or Canada, but whose business primarily involves managing operations that are located outside those countries be considered to have its “principal place of business” within the United States or Canada for purposes of determining issuer eligibility under Regulation A?

Answer: Yes, an issuer will be considered to have its “principal place of business” in the United States or Canada for purposes of determining issuer eligibility under Rule 251(b) of Regulation A if its officers, partners, or managers primarily direct, control and coordinate the issuer’s activities from the United States or Canada. [June 23, 2015]”

According to the Rule 251(b)(1) and question 182.03 answer referenced above, Nowigence the issuer is eligible for Reg A+ exemption, since its Chairman, officers, directors, and all management personal primarily direct, control and coordinate the Nowigence’ s issuer activities from the United States, regardless of the foreign wholly-owned subsidiary location. Nowigence India Private Limited which is a wholly owned subsidiary in India will continue to expand in Asia-Pacific region and Nowigence the issuer is and will further expand globally in United States of America, North America, South America, Europe, and Africa.

2. You disclose that you will have both Class A and Class B common stock, with each share of Class A common stock entitling its holder to 1 vote and each share of Class B common stock entitling its holder to 10 votes. Your disclosure also appears to indicate that Mr. Bhatia, your CEO, beneficially owns 37,827,270 shares, or 100%, of your issued and outstanding Class B common stock and that your other shareholders beneficially own the 20,407,730 shares of Class A common stock that are issued and outstanding. Factoring in the voting rights of your Class B common stock, it would appear that Mr. Bhatia controls over 94% of your total voting power. If this is true, please revise each discussion of your dual class structure to disclose that Mr. Bhatia, your CEO, controls over 94% of your total voting power. Additionally, ensure that your beneficial ownership table clearly indicates, if true, that Mr. Bhatia beneficially owns 100% your Class B common stock both before and after this offering. Lastly, disclosure at the end of your Dilution section states that you have 3 classes of common stock. Please revise to reconcile this inconsistency.

Response:

We have amended and revised. Please see Page 4. Page 20 (Risk Factors) and Page 63 (Securities Being Offered).

3. You disclose that you may sell shares through one or more websites owned and operated by third parties. Please revise to identify these websites and to file any material agreements you have may have entered into with them.

Response:

We haven’t engaged any third party to sell our shares yet.

We might sell our shares through one or more websites and might engage FINRA member as a selling agent. To this date, we haven’t identified any third party to engage. It’s premature to engage any third party. We will disclose such an arrangement if materialized during the process, or file POS post qualification to disclose.

4. In response to Part I, Item 4 of your offering statement, you indicate that you do not intend to offer securities on a continuous basis pursuant to Securities Act Rule 251(d)(3). However, on your offering circular cover page, you disclose that this offering may continue for up to one year from the qualification date. In light of the potential duration of this offering, please revise to clarify that you will be conducting a continuous offering pursuant to Rule 251(d)(3)(i)(F) or advise.

Response:

Part I, Item 4. We have amended and revised.

5. Please revise your disclosure on page 4 to clarify that you have acquired Nowigence India

Private Limited and have included the results of this wholly-owned subsidiary in your financial statements for fiscal 2018.

Response:

We have amended and revised. Please see page 4.

Our Clients

6. You disclose in this section that your subscription base is growing. We also note the disclosure under Revenue Plans in the Description of Business section that you increased your user base by over 6,800% in 2018. To enable investors to better understand how your base has been growing, please disclose here and in the Business section your total number of clients or user base as of December 31, 2017 and December 31, 2018.

Also, disclose for the same periods the number of clients or user base for your target sectors, B2B Manufacturing, B2C (Hospitality), B2B (Tech Services) and B2B Wholesale

Banking.

Response:

We have amended and revised. Please see page 45.

Our revenue plans are based on new customer growth and in-selling within our existing customers to users from other departments.

We started the year 2018 with less than 5 users from a couple of early client companies but ended the year with over 410 users from many more global companies as clients, the early users from the marketing functions who promoted the value of the product internally to other customer-facing functions like sales, research & development, innovation, business development (BD), financial planning and analysis (FP&A), risk analysis, and C-suite executives. We are also seeing that our users find value in use cases that we hadn’t thought about during the product development phase.

7. You disclose certain attributes of certain of your clients. Please revise to disclose whether these clients are representative of your overall client base and to explain the criteria used to select these clients.

Response:

We have amended and revised. Please see page 9.

Description of Business

8. We note that you acquired Nowigence India, a revenue-generating company, in November

2018. Please briefly explain your reasons for acquiring the company, including how

Nowigence India generates its revenue.

Response:

We have amended and revised. Please see page 4 and page 33.

Revenue Plans

9. Please revise this section to provide support for your claims that you expect to double or even triple your revenues every year for the next 5-7 years and that thereafter you expect to grow in double-digits with a minimum expected growth rate of 11%. Also, explain how you determined that your product life cycle is expected to be a minimum of 50 years.

Response:

We have amended and revised. Please see Page 45.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

10. You disclose here for fiscal 2018 your consolidated revenues, including the results of

Nowigence India Private Limited, were $174,113 as compared to $19,250 of revenues by the stand-alone US company Nowigence Inc. As this disclosure is unclear, please revise to clarify the amount of revenue generated in fiscal 2018 by Nowigence India Private

Limited, your wholly-owned subsidiary, as well as the percentage of your total revenues that this amount represents.

Response:

We have amended and revised. Please see page 49.

Nowigence India Private Limited earned revenue of $58.718 from external customers and $65,445 from Nowigence Inc. (US Company) as an internal service fee. Nowigence Inc. earned revenue of $49.95. The total revenue is $174,113. Hence, Nowigence India proportion of earning revenues from external customers is roughly 34%

Plan of Operations

11. The table in this section appears to contain financial projections, including those related to future revenues. While the use of financial projections is permitted and encouraged, there must be a reasonable basis for them. Revise to disclose all material assumptions underlying the projections and provide details about the bases for the projections.

Additionally, revise to clearly state that the table and related narrative discussion contain projections.

Response:

We have amended and revised. Please see page 50.

Security Ownership of Management and Certain Security Holders

12. Your beneficial ownership table should separately disclose the amount and nature of beneficial ownership of each class of voting securities. In this regard, you should have columns that separately disclose each individual's beneficial ownership of your Class A common stock and your Class B common stock, including the percentage of each class that the individual currently beneficially owns and will own following the completion of this offering. Additionally, provide a column that discloses the total voting power of each beneficial owner and include narrative or footnote disclosure that discusses the voting rights of your Class A and Class B common stock. Lastly, ensure that you provide the address of each beneficial owner, including those individuals and entities listed under

"Other Shareholders."

Response:

We have amended and revised. Please see Page 60.

13. You list Global Quantitatives twice on your beneficial ownership table. Please revise to ensure that you list all of the shares beneficially owned by each individual or entity under a single entry. Additionally, disclose each natural person who has or shares voting and/or dispositive power over the shares held by Global Quantitatives.

Response:

We have amended and revised. Please see page 60.

Interest of Management and Others in Certain Transactions

14. You disclose that you developed your products in partnership with researchers from MIT and the State University of NY pursuant to a grant from the New York Strategic

Partnership for Industrial Resurgence Program. Please clarify the terms of your grant and/or partnership, including whether they impose any limitations or restrictions on your products or your company. Also, disclose whether other entities retain any rights or interests in your products.

Response:

We have amended and revised. Please see page 62

Where You Can Find More Information

15. You disclose that you will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. Please tell us whether you intend to file an Exchange Act registration statement to become a reporting company under Section 12 of the Exchange Act. If you do not intend to do so, please revise this discussion to remove your reference to the Exchange Act and to accurately summarize your reporting obligations under Rule 257(b) of Regulation A.

Response:

We have amended and revised. Please see Page 63.

Independent Auditor's Report

16. We note that IndigoSpire, CPAs & Advisors are located in Aurora, Colorado. Please explain the relationship between that location and the location of what appear to be your principal India operations and assets, and where the audit work was principally conducted.

Response:

IndigoSpire CPAs & Advisors utilized the services of Bhuchar and Chandak, Chartered Accountants of Bangalore India to perform relevant audit field work for transactions and accounts relating to Nowigence India Private Limited.  Bhuchar and Chandak have been determined to be independent of the Company and its Subsidiary within the independence standards of Regulation S-X.  Bhuchar and Chandak have extensive knowledge of the client and its business having provided statutory audit services, in accordance with local corporate law, to Subsidiary since its inception.

Note 1. Nature of Operations

17. Disclosure on page 4 indicates that you passed a board resolution on November 27, 2018 for the acquisition of Nowigence India Private Limited Company. We further note that the financial results of the subsidiary have been consolidated for fiscal year 2018. Clarify whether your consolidated financial results only include the revenues and expenses of the subsidiary since the date of the acquisition. Revise your disclosures to comply with the requirements in ASC 805-10-50.

Response:

While the board resolution was officially passed in November 2018, the Company operated in an integrated and conjoined manner for the entirety of 2018 with the intention of legally combining as soon as was practical.  Thus, the financial results have been consolidated for the entire year under the overarching principles of ASC 805-10-50-1 and -2 (to provide users of the financial statements the ability to determine the nature and financial effect of the business combination).  The Company deteremined that presenting financial results strictly from the date of board resolution could have been misleading to users of the financial statements as much of the revenue and expenses in the pre-board resolution period of 2018 included intercompany transactions.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

18. We note that your revenue is generally comprised of software-as-a-service subscription revenue. Please clarify your disclosures that indicate software-as-a-service subscription revenue is booked during the period of the subscription. Describe the payment terms and conditions associated with your software-as-a-service subscription arrangements. For instance, tell us whether your customers typically pay an upfront annual subscription fee or pay as they go on a monthly basis.

Response:

Customers of the SaaS subscription service were “beta” clients.  While they typically signed 6-month or 12-month agreements, they were cancellable and non-binding.  Revenue was recognized as third party customers pay their monthly subscription fee.

19. Disclosure on page 9 states that a one-time set-up fee is charged in addition to the annual subscription fees. Please clarify how you recognize revenues associated with the set-up fees. Tell us how you considered the guidance in footnote 39 of SAB Topic 13.A.3(f).

Response:

The Company charges a one-time set-up fee to automatically read, comprehend and organize historical documents, transcripts of audio files to be able to benchmark and learn from past events to be able to develop predictive analytics. This is a one-time payment depending on the amount of work and is for services rendered at that time.  The set-up fee is not a prepayment of any monthly subscription fees.  It is recorded as revenue at the time the service is rendered.

Software Development Costs and Amortization

20. We note that you apply the principles of ASC 985-20, Software-Costs of Computer

Software to be Sold, Leased, or Otherwise Marketed. Clarify how you considered the scope provisions of ASC 985-20-15-5 and 7 in following this guidance. Explain why you capitalize approximately 60 percent of the team’s total employee wage expenses associated with the software development program. Describe in greater detail the nature of the data subscription services that are capitalized.

Response:

The Company has been in a product development phase since the start until April 1, 2019. All the team members including the CEO were involved in either product development or manually extracting content from textual data to develop the training dataset on which machine comprehension algorithms could be written. However, we had costs associated with supporting the clients that were subscribing to the platform as early adopters and helping Nowigence to develop the product. It was estimated that nearly 40% of the total salary’s costs was spent in supporting the client whereas 60% were spent either developing the product or developing the training data set that helped develop the algorithms that are now part of the platform.

Exhibits

21. Most of your exhibits were filed in a format that is not text-searchable. Please refile these exhibits in a text-searchable format. See Rule 301 of Regulation S-T.

Response:

We have amended and revised. Please see exhibits. However, due to the nature of some official documents as the certificate of incorporation and its amendments, it has to be edgrized as an image, hence we cant make it researchable. We are reposting the following in searchable format: 1- Consultency agreement. 2- Legal opinion. 3- Share purchase agreement. The rest of the exhibits are already in researchable format as the subscription agreement, the bylaws and the consent.

Signatures

22. Disclosure in your Directors, Executive Officers, and Significant Employees section lists eight individuals as members of your board of directors. Please revise your Signatures section to provide the signatures of a majority of the members of your board of directors.

See Instruction 1 to Signatures of Form 1-A. Additionally, please ensure you identify the title(s) of each person signing the offering statement. See Instruction 3 to Signatures of

Form 1-A.

Response:

We have amended and revised the signature page.

Please do not hesitate to call me at (201) 281-2211 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

/s/ Andy Altahawi